List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 November 2009

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Messrs Anderson and Walsh inform the Company of their beneficial interests. (02 November 2009)	Announcement Mr Fletcher informs the Company of his beneficial interests. (16 November 2009)
Announcement Company announces launch and pricing of fixed rate Dollar denominated bond. (04 November 2009)	Announcement Company announces sale of shares from treasury. (16 November 2009)
Announcement Messrs Ghostine, Menezes, Millian, Proctor and Williams inform the Company of their beneficial interests. (04 November 2009)	Announcement Messrs Williams and Fletcher inform the Company of their beneficial interests. (17 November 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 November 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (18 November 2009)
Announcement Mr Menezes informs the Company of his beneficial interests. (05 November 2009)	Announcement Messrs Gosnell and Blazquez notify the Company of their beneficial interests in the Diageo US Employee Stock Purchase Plan. (18 November 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (06 November 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 November 2009)
Announcement
Ms Malan and Mr Schwartz notify the Company of their beneficial interest in the Diageo US Employee Stock Purchase Plan.
Mr Gosnell informs the Company of his beneficial interests.
(06 November 2009)
Announcement Company announces fixing of interest rate for loan note. (20 November 2009)
Announcement Company announces sale of shares from treasury. (10 November 2009)	Announcement Mr Schwartz notifies the Company of his beneficial interests in the Diageo US Employee Stock Purchase Plan. (20 November 2009)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibilities inform the Company of their interests therein.
Dr Humer and Messrs Stitzer, Rose, Walsh and Fletcher informed the Company of their beneficial interests.
(10 November 2009)
Announcement Messrs, Menezes and Millian and Ms Mahlan notify the Company of their beneficial interests in the Diageo US Employee Stock Purchase Plan. (24 November 2009)
Announcement Company announces sale of shares from treasury. (11 November 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (24 November 2009)
Announcement Company announces sale of shares from treasury. Company releases shares from treasury to satisfy grants made under employee share plans. (11 November 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (25 November 2009)

Announcement Company announces sale of shares from treasury. (12 November 2009)
Announcement
Ms Mahlan notifies the Company notified of transactions in respect of the Diageo US Employee Stock Purchase Plan and those persons discharging managerial responsibility inform the Company of their beneficial interests therein.
(26 November 2009)

Announcement Company notified of transactions in respect of the Company's Senior Executive Share Option Plan and Mr Morgan informs the Company of his interests therein. (12 November 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (27 November 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 November 2009)	Announcement Company announces total voting rights. (30 November 2009)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

Lakeside Drive, Park Royal, London, NW10 7HQ

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 .............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 15 February 2010	By	/s/J Nicholls
	Name:	J Nicholls
	Title:	Deputy Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:54 02-Nov-2009
Number	91453-BE93

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

1) it received notification on 2 November 2009 that Ron Anderson, a person discharging managerial responsibility ('PDMR'), exercised an option on 2 November 2009 over 35,000 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') granted on 20 September 2005 at a price per share of £8.15 under the Company's Senior Executive Share Option Plan ('SESOP'). Mr Anderson retains ownership of the resulting Ordinary Shares.

2) it received notification on 30 October 2009 that Paul Walsh, a director, exercised an option on 30 October 2009 over 100,000 Ordinary Shares granted on 10 October 2003 at a price per share of £6.49 under the SESOP.

Mr Walsh subsequently sold 99,000 Ordinary Shares on 30 October 2009, at a price per share of £10.00. Mr Walsh retains the balance of 1,000 Ordinary Shares.

As a result of the above transactions the interests of Mr Anderson and Mr Walsh in the Company's Ordinary Shares and American Depositary Shares ('ADS') (excluding options, awards under the Company's LTIPs and interests as a potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	Number of Ordinary Shares

R Anderson	80,199 (of which 9,584 are held are ADS*)

Name of director	Number of Ordinary Shares

P S Walsh	722,272

P D Tunnacliffe

Company Secretary

2 November 2009

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Issue of Debt
Released	07:00 04-Nov-2009
Number	9066B07

RNS Number : 9066B
Diageo PLC
04 November 2009

Diageo launches and prices fixed rate Dollar denominated bond

4th November 2009

Diageo, the world's leading premium drinks business, yesterday launched and priced a $500 million, fixed rate long 5 year Dollar denominated bond under its US Debt Issuance Programme. The issuer of the bond is Diageo Finance B.V., with payment of principal and interest fully guaranteed by Diageo plc.

Due on 15th January 2015, the long 5-year issue pays a coupon of 3.25%. Citigroup Global Markets Inc., Deutsche Bank Securities Inc and Morgan Stanley & Co. Incorporated were joint book-running managers. Proceeds from this issuance will be used for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by Diageo plc, Diageo Capital plc, Diageo Finance B.V. and Diageo Investment Corporation and previously declared effective.

Diageo has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Diageo has filed with the SEC for more complete information about Diageo and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407, Deutsche Bank Securities Inc. at 1-800-503-4611 or Morgan Stanley & Co. Incorporated at 1-866-718-1649.

-ends-

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:30 04-Nov-2009
Number	91527-C9B2

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that it received notification today that the following Persons Discharging Managerial Responsibilities ('PDMR'), as participants in the dividend reinvestment programme connected with the Company's US Employee Stock Purchase Plan (also known as the US Sharevalue Plan), received American Depository Shares ('ADS') in respect of the Company's final dividend paid on 23 October 2009, as follows:

Name of PDMR	Number of ADSs*

G Ghostine	18

I Menezes	91

R Millian	35

T Proctor	56

G Williams	25

The ADSs were purchased on 23 October 2009 at a price of $63.271 per ADS.

As a result of the above transactions, the interests of PDMRs in the Company's ordinary shares of 28 101/108 pence ('Ordinary Shares') (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	Number of Ordinary Shares

G Ghostine	40,038 (of which 32,780 are held in the form of ADS*)

I Menezes	323,904 (of which 230,906 are held in the form of ADS*)

G Williams	245,653 (of which 6,088 are held in the form of ADS*)

Number of ADSs*

R Millian	9,728

T Proctor	38,112

*1 ADS is the equivalent of 4 Ordinary Shares.

P D Tunnacliffe

Company Secretary

4 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:47 04-Nov-2009
Number	91536-7B95

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 16,701 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 252,753,197 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,165,912.

04 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:30 05-Nov-2009
Number	91529-0922

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that it received notification on 5 November 2009 that Ivan Menezes, a person discharging managerial responsibilities ('PDMR'), exercised an option on 3 November 2009 over 55,234 American Depositary Shares ('ADS')* granted on 11 October 2004 at a price per ADS of £$50.92 under the Company's Senior Executive Share Option Plan.

Mr Menezes subsequently sold 55,234 ADSs on 3 November 2009, at a price per ADS of $65.57.

As a result of the above transaction the interests of Mr Menezes in ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') and ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) is 323,904 (of which 230,906 are held in the form of ADS).

P D Tunnacliffe

Company Secretary

5 November 2009

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:06 06-Nov-2009
Number	91505-D900

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 7,767 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 252,745,430 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,173,679.

06 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:14 06-Nov-2009
Number	91511-5C6A

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

1) it received notification today that the following persons discharging managerial responsibilities ('PDMR'), as participants in the dividend reinvestment programme connected with the Company's US Employee Stock Purchase Plan (also known as the US Sharevalue Plan), received American Depository Shares ('ADS') in respect of the Company's final dividend paid on 23 October 2009, as follows:

Name of PDMR	Number of ADSs*

D Mahlan	51

L Schwartz	64

The ADSs were purchased on 23 October 2009 at a price of $63.27 per ADS.

2) it received notification on 5 November 2009 that David Gosnell, a PDMR, exercised options on 6 November 2009 over 14,595 Company's ordinary shares of 28 101/108 pence ('Ordinary Shares') granted on 11 March 2003 at a price per share of £6.15 under the Company's Senior Executive Share Option Plan ('SESOP') and over 54,167 Ordinary Shares granted on 10 October 2003 at a price per share of £6.49 under the SESOP.

Mr Gosnell subsequently sold 68,000 Ordinary Shares on 6 November 2009, at a price per share of £10.00. Mr Gosnell retains the balance of 762 Ordinary Shares.

As a result of the above transactions, the interests of PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	Number of Ordinary Shares

D Gosnell	60,647

Name of PDMR	Number of ADSs*

D Mahlan	3,577

L Schwartz	4,199

*1 ADS is the equivalent of 4 Ordinary Shares.

P D Tunnacliffe

Company Secretary

6 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:17 10-Nov-2009
Number	91515-7395

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it sold 112,448 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') from treasury on 10 November 2009 to Deutsche Bank AG (London Branch) for cash, at a price of £ 10.32 per share.

Following the above sale, the Company holds 252,632,982 Ordinary Shares as treasury shares. The total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,286,127.

10 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:49 10-Nov-2009
Number	91542-32FC

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

 1. it received notification on 10 November 2009 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') under the Diageo Share Incentive Plan (the 'Plan'), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 November 2009 under the Plan, by Diageo Share Ownership Trustees Limited (the 'Trustee'):

Name of Director	Number of Ordinary Shares

N C Rose	18

P S Walsh	18

(ii) the following 'Persons Discharging Managerial Responsibilities' ('PDMR') were allocated Ordinary Shares on 10 November 2009 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	18

S Fletcher	18

D Gosnell	18

J Grover	18

A Morgan	18

G Williams	18

I Wright	18

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ('Sharepurchase') and those awarded to the employee by the Company ('Sharematch') on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.28.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 10 November 2009 from Dr F B Humer, a director of the Company, that he had purchased 773 Ordinary Shares on 10 November 2009 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £10.28.

3. it received notification on 10 November 2009 from Mr H T Stitzer, a director of the Company, that he had purchased 97 Ordinary Shares on 10 November 2009 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £10.28.

4. it received notification on 10 November 2009 that Mr Rose, a director, exercised an option on 10 November 2009 over 262,269 Ordinary Shares granted on 20 September 2005 at a price per share of £8.15 under the under the Company's Senior Executive Share Option Plan ('SESOP').

Mr Rose subsequently sold 259,346 Ordinary Shares on 10 November 2009, at a price per share of £10.40. Mr Rose retains the balance of 2,923 Ordinary Shares.

5. it received notification on 10 November 2009 that Mr Walsh, a director, exercised an option on 10 November 2009 over 79,584 Ordinary Shares granted on 10 October 2003 at a price per share of £6.49 under the SESOP.

Mr Walsh subsequently sold 78,584 Ordinary Shares on 10 November 2009, at a price per share of £10.25. Mr Walsh retains the balance of 1,000 Ordinary Shares.

6. it received notification on 10 November 2009, that Mr Fletcher, a PDMR, had on 10 November 2009 transferred 95,000 Ordinary Shares held in his own name to his spouse.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	17,958

N C Rose	467,394

H T Stitzer	7,225

P S Walsh	723,290

Name of PDMR	Number of Ordinary Shares

N Blazquez	43,713

S Fletcher	152,449

D Gosnell	60,665

J Grover	150,051

A Morgan	177,157

G Williams	245,671 (of which 6,088 are held in the
form of ADS*)

I Wright	23,024

P D Tunnacliffe

Company Secretary

10 November 2009

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:00 11-Nov-2009
Number	91945-4056

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it sold 192,600 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') from treasury on 10 November 2009 to Credit Suisse Securities (Europe) Limited for cash, at a price of £10.32 per share.

Following the above sale, the Company holds 252,440,382 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,501,478,727.

11 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:24 11-Nov-2009
Number	91522-5B15

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that:

(i) it sold 455,000 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') from treasury on 11 November 2009 to Goldman Sachs International for cash, at a price of 10.31 pence per share.

(ii) it released from treasury 9,725 Ordinary shares of 28 101/108 pence each, to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following the above transactions, the Company holds 251,975,657 Ordinary shares as treasury shares. The total number of Ordinary shares in issue (excluding shares held as treasury shares) is 2,501,943,452.

11 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:03 12-Nov-2009
Number	91402-FD0A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it sold 267,540 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') from treasury on 12 November 2009 to Credit Suisse Securities (Europe) Limited for cash, at a price of £10.16 per share.

Following the above sale, the Company holds 251,708,117 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,502,210,992.

12 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:23 12-Nov-2009
Number	91422-E62A

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that it received notification on 11 November 2009 that Andrew Morgan, a Person Discharging Managerial Responsibilities, exercised options on 11 November 2009 over 132,897 ordinary shares of 28 101/108 pence in the Company ('Ordinary Shares') granted on 10 March 2003 at a price per share of £6.49 under the Company's Senior Executive Share Option Plan ('SESOP') and over 134,371 Ordinary Shares granted on 11 October 2004 at a price per share of £7.07 under the SESOP.

Mr Morgan subsequently sold 264,595 Ordinary Shares on 11 November 2009, at a price per share of £10.19. Mr Morgan retains the balance of 2,673 Ordinary
Shares.

As a result of the above transactions, the interests of Mr Morgan in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) is 179,830.

P D Tunnacliffe

Company Secretary

12 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:22 13-Nov-2009
Number	91421-C437

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 52,915 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 251,655,202 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,263,907.

13 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:13 16-Nov-2009
Number	91412-FBD9

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that it received notification today that Stuart Fletcher, a Person Discharging Managerial Responsibilities, purchased 115 ordinary shares of 28 101/108 pence in the Company ('Ordinary Shares') on 16 November 2009 at a price per share of £10.23.

As a result of the above transaction, the interests of Mr Fletcher in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) is 152,564.

P D Tunnacliffe

Company Secretary

16 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:47 16-Nov-2009
Number	91546-7EE7

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that today, it sold 146,050 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), from treasury to Nomura International plc for cash, at a price of £10.18 per share.

Following the above sale, the Company holds 251,509,152 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,502,409,957.

16 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:02 17-Nov-2009
Number	91600-C568

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and
Transparency Rules.

Diageo plc (the 'Company') announces that it received notification today:

1.
from Gareth Williams, a Person Discharging Managerial Responsibilities ('PDMR'), that his wife had sold 30,242 ordinary shares of 28 101/108 pence in the Company ('Ordinary Shares') on 16 November 2009 at a price per shareof £10.22.

2.
from Stuart Fletcher, a PDMR, that he had exercised options today over 117,177 Ordinary Shares granted on 20 September 2005 at a price per shareof £8.15 under the Company's Senior Executive Share Option Plan ('SESOP') and over 107,795 Ordinary Shares granted on 19 September 2006 at a price per share of £9.30 under the SESOP.

Mr Fletcher subsequently sold 210,000 Ordinary Shares on 17 November 2009, at a price per share of £10.32. Mr Fletcher retains the balance of 14,972 Ordinary Shares.

As a result of the above transactions, interests of PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	Number of Ordinary Shares

S Fletcher	167,536

G Williams	215,429 (of which 6,088 are held in the form of ADS*)

*1 ADS is the equivalent of 4 Ordinary Shares.

P D Tunnacliffe

Company Secretary

17 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:15 18-Nov-2009
Number	91414-085C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 32,516 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 251,476,636 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,442,473.

18 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:54 18-Nov-2009
Number	91451-84D9

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that it received notifications today:

1.
from David Gosnell, a Person Discharging Managerial Responsibilities ('PDMR'), that he had exercised options on 17 November 2009 over 5,000 Ordinary Shares granted on 10 October 2003 at a price per share of £6.49 under the Company's Senior Executive Share Option Plan ('SESOP') and over 59,452 Ordinary Shares granted on 11 October 2004 at a price per share of £ 7.07 under the SESOP.

Mr Gosnell subsequently sold 59,010 Ordinary Shares on 17 November 2009, at a price per share of £10.35, and another 3,990 Ordinary Shares on 18 November 2009, at a price per share of £10.51. Mr Gosnell retains the balance of 1,452 Ordinary Shares.

2.	from Nick Blazquez, a PDMR, that he had exercised options today over 37,443 Ordinary Shares granted on 20 September 2005 at a price per share of £8.15 under the SESOP.

Mr Blazquez subsequently sold 37,000 Ordinary Shares on 18 November 2009, at a price per share of £10.36. Mr Blazquez retains the balance of 443 Ordinary Shares.

As a result of the above transactions, interests of PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	Number of Ordinary Shares

N Blazquez	44,156

D Gosnell	62,117

P D Tunnacliffe

Company Secretary

18 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:57 20-Nov-2009
Number	91256-1120

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 122,607 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 251,354,029 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,565,080.

20 November 2009

END

Company	Diageo PLC
TIDM	83JA
Headline	FRN Variable Rate Fix
Released	15:04 20-Nov-2009
Number	0005401xml

Re:	Diageo Plc
EUR 750000000
MATURING: 22-May-2012
ISIN: XS0301967757

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-Nov-2009 TO 22-Feb-2010 HAS BEEN FIXED AT 0.955000 PCT

DAY BASIS: ACTUAL/360

INTEREST PAYABLE VALUE 22-Feb-2010 WILL AMOUNT TO:
EUR 120.7 PER EUR 50000 DENOMINATION

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:37 20-Nov-2009
Number	91535-9DF4

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that it received notification on 19 November 2009 from Larry Schwartz, a Person Discharging Managerial Responsibilities, that he had exercised options on 18 November 2009 over 13,256 American Depositary Shares ('ADS'*) granted on 11 October 2004 at a price per ADS of $50.92 under the Company's Executive Share Option Plan.

Mr Schwartz subsequently sold 13,100 ADSs on 18 November 2009, at a price per ADS of $68.88. He retains the balance of 156 ADSs.

As a result of the above transaction, the interests of Mr Schwartz in the Company's ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) has increased to 4,355.

*1 ADS is the equivalent of 4 ordinary shares of 28 101/108 pence in the Company.

P D Tunnacliffe

Company Secretary

20 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:33 24-Nov-2009
Number	91332-56D9

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that it received notification on 23 November 2009 that the grant of options to subscribe for American Depositary Shares ('ADS'*) under the Company's US Employee Stock Purchase Plan (also known as the US Sharevalue Plan) to the following Persons Discharging Managerial Responsibilities ('PDMR') had been confirmed on 18 November 2009:

Name of PDMR	Grant Date	No of ADS*	Grant price	Exercisable
	granted	per ADS*

D Mahlan	1 October 2009	381.6066	$52.41	31 December 2010

I Menezes	1 October 2009	381.6066	$52.41	31 December 2010

R Millian	1 October 2009	381.6066	$52.41	31 December 2010

P D Tunnacliffe

Company Secretary

24 November 2009

*1 ADS is the equivalent of 4 ordinary shares of 28 101/108 pence each in the Company.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:38 24-Nov-2009
Number	91338-D086

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 7,096 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 251,346,933 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,572,176.

24 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:38 25-Nov-2009
Number	91537-944C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 18,003 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 251,328,930 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,590,179.

25 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	09:52 26-Nov-2009
Number	90951-10D5

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that it received notification on 25 November 2009 from Deirdre Mahlan, a Person Discharging Managerial Responsibilities, that she had exercised options on 24 November 2009 over 8,998 American Depositary Shares ('ADS'*) granted on 10 October 2003 at a price per ADS of $43.82 under the Company's Executive Share Option Plan.

Ms Mahlan subsequently sold 8,898 ADSs on 24 November 2009, at a price per ADS of $68.819. She retains the balance of 100 ADSs.

As a result of the above transaction, the interests of Ms Mahlan in the Company's ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) has increased to 3,677.

*1 ADS is the equivalent of 4 ordinary shares of 28 101/108 pence in the Company.

P D Tunnacliffe

Company Secretary

26 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:34 27-Nov-2009
Number	91532-4842

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 34,246 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 251,294,684 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,624,425.

27 November 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:27 30-Nov-2009
Number	91421-E0EC

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,753,919,109 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 251,294,684 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,502,624,425 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

30 November 2009

END